

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

By Facsimile and U.S. Mail

Mitchell Raab
Seneca Capital Investments, LP
590 Madison Avenue, 28th Floor
New York, NY 10022

> **Re:** **Dynegy Inc.**
> **Amendment No. 1 to Schedule 14A**
> **Filed by Seneca Capital International Master Fund, L.P. et al.**
> **Filed November 5, 2010**
> **File No. 1-33443**

Dear Mr. Raab:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Reasons to defeat the proposed merger, page 4

1. We note that you state, here and on page 10, that you are "considering a proposal to replace two members of the Dynegy Board and proposals for stockholder resolutions encouraging the Dynegy board to enhance stockholder value." Please revise to clarify whether you are intending to make these proposals in person at the special meeting; if so, confirm that you will be able satisfy any advance notice requirements. In the alternative, if you intend to make these proposals in the future at another meeting, then revise to specifically clarify the timing of your plans. Further, we note the disclosure that you "do not intend to make any proposals at the special meeting regarding the Merger." Please revise to clarify, given that you are currently soliciting votes against the Merger.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Sean Wheeler, Esq.
       Latham & Watkins LLP